Voya Law Department

J. Neil McMurdie

Senior Counsel

(860) 580-2824

Fax:  (860) 580-4897

neil.mcmurdie@voya.com

April 7, 2015

United States Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC  20549

Re:      Voya Insurance and Annuity Company

            Registration Statement on Form S-3, Post-Effective Amendment No. 1

            Prospectus Title:  Voya PotentialPLUS Annuity

            File No.:  333-196392

Ladies and Gentlemen:

Voya Insurance and Annuity Company, as Registrant, and Directed Services, LLC, as Principal Underwriter, hereby request acceleration of the above-referenced Registration Statement to May 1, 2015, in accordance with Rule 461 of the Securities Act of 1933.

If you have any questions, please call the undersigned at (860) 580-2824.

Sincerely,

/s/ J. Neil McMurdie

J. Neil McMurdie

Senior Counsel

Windsor Site One Orange Way, C2N Windsor, CT 06095	Voya Services Company